Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Post-Effective Amendment No. 3 on Form S-3 to Form S-4 No. 333-205452) and related Prospectus of CalAtlantic Group, Inc. for the registration of 49,257 shares of common stock and to the incorporation by reference therein of our reports dated February 23, 2015, with respect to the consolidated financial statements of CalAtlantic Group, Inc. (formerly known as Standard Pacific Corp.), and the effectiveness of internal control over financial reporting of CalAtlantic Group, Inc. (formerly known as Standard Pacific Corp.), included in its Annual Report (Form 10-K) for the year ended December 31, 2014, filed with the Securities and Exchange Commission.

/s/ ERNST & YOUNG LLP

Irvine, California

October 22, 2015